

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2021

Kate Bechen
Telkonet, Inc.
20800 Swenson Drive
Suite 175
Waukesha, WI 53186

Re: Telkonet, Inc.
Form 8-K Filed December 2, 2020
Exhibit 10.1
File No. 001-31972

Dear Ms. Bechen,

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance